All you need to know about

Keyno's Client Journey

Keyno makes it simple for banks, card issuers, and carholders to enroll and use.


CVVkey

How Bank Enrollement Works

Only three easy steps for banks to enroll in Keyno's service and no integration required. Banks can quickly benefit from reduced fraud, enhanced brand loyalty, and card replacement costs.

Step 1



Sign Contract wtih Keyno

Step 2



Sign Contract with Visa

Step 3



Cardholder Sign Up

How Purchases Work with Keyno

Keyno makes it easy for cardholders to take charge and protect their own cards. Keyno provides a 3-digit, dynamic CVV2 (dCVV2) that replaces the static CVV2 on a card. This dynamic 3-digit code, CVVkey', rotates multiple times a day protecting the cardholder from Card-Not-Present fraud.


CAFE

Step 1
Cardholder Wants To Purchase A Product



Step 2
Cardholder looks in Keyno or Banking App


321

Step 3
Cardholder Finds CVVKey™ and uses it in CVV2 at Checkout

How Customer Enrollment Through the Keyno App Works



1 Bank sends email, mail, or notification or cardholders



2 Carholder scans QR Code to enroll on the Keyno App



3 Cardholder scans Credit Card to enroll



4 OTP sent for verificaiton

How Cardholder Enrollment Through SDK in a Bank App Works



1 Bank sends email, mail, or notification or cardholders



2 Cardholder scans QR Code to enroll through Bank App


BANK

3 Cardholder presses On/Off in Bank App